UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

CRYO CELL INTERNATIONAL, INC.
(Name of Issuer)

Common Stock
(Title of Securities)

228895108
(CUSIP Number)

Kevin Friedmann, Esq.
Richardson & Patel LLP
750 Third Avenue, 9th Floor
New York, New York 10017
(212) 561-5559
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 13, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 2228895108

1.	Names of Reporting Persons
IRS Identification Nos. of Above Persons (Entities Only)

Ki Yong Choi
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization

United States
	7.	Sole Voting Power
NUMBER OF
SHARES		1,945,596
BENEFICIALLY	8.	Shared Voting Power
OWNED BY
EACH		233,472 (1)
REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON
WITH		1,945,596
	10.	Shared Dispositive Power

233,472 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,179,068
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11)

20.2% (2)
14.	Type of Reporting Person (See Instructions)

IN

(1)

By virtue of being a co-trustee of the Ki Yong Choi and Laura H. Choi, as trustees UAD 7/27/01 FBO Choi Family Living Trust (the “Trust”), Mr. Choi shares voting and dispositive power over the 233,472 shares of common stock held by the Trust.

(2)

Based upon 10,761,325 shares of common stock outstanding as of October 2, 2013 as reported in the Company’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on October 15, 2013.

CUSIP No. 2228895108

1.	Names of Reporting Persons
IRS Identification Nos. of Above Persons (Entities Only)

Ki Yong Choi and Laura H. Choi, as trustees UAD 7/27/01 FBO Choi Family Living Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization

California
	7.	Sole Voting Power
NUMBER OF
SHARES		0
BENEFICIALLY	8.	Shared Voting Power
OWNED BY
EACH		233,472 (1)
REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON
WITH		0
	10.	Shared Dispositive Power

233,472 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

233,472 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11)

.02% (2)
14.	Type of Reporting Person (See Instructions)

OO

(1)

By virtue of being a co-trustee of the Ki Yong Choi and Laura H. Choi, as trustees UAD 7/27/01 FBO Choi Family Living Trust (the “Trust”), Mr. Choi shares voting and dispositive power over the 233,472 shares of common stock held by the Trust.

(2)	Based upon 10,761,325 shares of common stock outstanding as of October 2, 2013 as reported in the Company’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on October 15, 2013.

Item 1.	Security and Issuer

This Amendment No. 8 to Schedule 13D (“Amendment No. 8”) by Ki Yong Choi and Ki Yong Choi and Laura H. Choi, as trustees UAD 7/27/01 FBO Choi Family Living Trust (the “Trust” and collectively, the “Reporting Persons”) amends and supplements the statement on Schedule 13D originally filed on July 26, 2007 by Mr. Choi, as subsequently amended, relating to the common stock, par value $0.01 per share (the “Common Stock”) of Cryo-Cell International, Inc., a Delaware corporation (the “Issuer”), with its principal executive offices located at 700 Brooker Creek Boulevard, Suite 1800, Oldsmar, Florida 34677. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 4.	Purpose of Transaction

Item 4 of Schedule 13D is hereby amended to include the following:

On November 13, 2013 Ki-Yong Choi, derivatively on behalf of the Issuer, filed a complaint (the “Complaint”) in the Circuit Court for the Thirteenth Judicial District in and for Hillsborough County, Florida against David I. Portnoy, Mark L. Portnoy (collectively, David I. Portnoy and Mark L. Portnoy are sometimes referred to herein as the “Portnoy Defendants”), Anthony Atala, Harold D. Berger, George Gaines and Jonathan H. Wheeler (collectively, the “Defendants”) and the Issuer, as a nominal defendant. The Complaint alleges that the Defendants (i) breached their duty to the Issuer’s stockholders by engaging in activities (the “Transactions”) that diverted corporate assets to themselves and/or other insiders in a manner to benefit the Portnoy Defendants and their friends and to ensure their entrenchment with the Issuer; (ii) engaged in systematic misconduct for the purpose of maintaining and entrenching themselves in their positions of power, thereby abusing their ability to control and to influence the Issuer; (iii) gave away substantial sums of money causing waste to valuable assets belonging to the Issuer; and, as a result of the foregoing, (iv) the Defendants were unjustly enriched at the expense of the Issuer. The Complaint requests that the Court rescind the Transactions; assess damages against the Defendants in an amount to be proven at trial; remove from management any Defendant found to have breached his fiduciary duty to the Issuer; require the return of all compensation paid by the Issuer to each Defendant found to have breached a fiduciary duty to the Issuer to the maximum extent permitted by law; award attorney’s fees to the extent permissible; award costs of the legal action; award pre-judgment and post-judgment interest to the extent permissible; and award such other and further relief as the Court may deem just, equitable or proper.

Depending on various factors, including the Issuer’s financial position, results of operations and strategic direction, the outcome of discussions with other stockholders and the Issuer, actions taken by the Issuer, and the trading price levels of the Common Stock of the Issuer, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock of the Issuer or selling some or all of their shares of Common Stock of the Issuer, and/or otherwise changing their intentions with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The aggregate percentage of Common Stock reported owned by the Reporting Persons is based upon 10,761,325 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2013.

At the close of business on November 13, 2013, Ki-Yong Choi beneficially owned 2,179,068 shares of the Common Stock, constituting approximately 20.2% of the Common Stock outstanding. As the co-trustee of the Ki Yong Choi and Laura H. Choi, as trustees UAD 7/27/01 FBO Choi Family Living Trust (the “Trust”), Mr. Choi shares voting and dispositive power over the 233,472 shares of common stock held by the Trust.

Item 7.	Material to Be Filed as Exhibits

Item 7 is hereby amended to include the following:

99.1. Complaint in the Circuit Court for the Thirteenth Judicial District in and for Hillsborough County, Florida against David I. Portnoy, Mark L. Portnoy (collectively, David I. Portnoy and Mark L. Portnoy are sometimes referred to herein as the “Portnoy Defendants”), Anthony Atala, Harold D. Berger, George Gaines and Jonathan H. Wheeler (collectively, the “Defendants”) and the Issuer, as a nominal defendant.

99.2. Joint Filing Agreement between the Reporting Persons.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 14, 2013

/s/ Ki Yong Choi
Ki Yong Choi

Ki Yong Choi and Laura Choi, as Trustees UAD 7/27/01
FBO Choi Family Living Trust

By:	/s/ Ki Yong Choi, Trustee
Ki Yong Choi, Trustee

By:	/s/ Laura H. Choi
Laura H. Choi, Trustee